UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	2021 Annual Financial Report and Notice of AGM, dated 25 February 2022

25 February 2022

Micro Focus International plc

2021 Annual Financial Report and Notice of AGM

Micro Focus International plc (the “Company”) announces that it has today published its Annual Report and Accounts for the 12 months ended 31 October 2021 (the "2021 Annual Report"), the Notice of the 2022 Annual General Meeting ("AGM Notice") and the form of proxy for use at that Annual General Meeting (the “Form of Proxy”)

The Annual General Meeting will be held on 30 March 2022 at 3pm (UK time) at the Company's offices at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN, United Kingdom. We look forward to welcoming shareholders in person at the AGM this year, as permitted by Government guidance relating to the COVID-19 pandemic in place at the time of publication of this Notice, but this may be subject to change at short notice. Please monitor the AGM page of the Company's website (www.microfocus.com/en-us/investors) for any updates, including the latest safety measures in place, should you wish to attend the AGM and we will also communicate any changes to the arrangements for the AGM via a RNS announcement. Please do not attend in person if you have any symptoms of, or have tested positive for, COVID-19.

The 2021 Annual Report and AGM Notice will shortly be available on the Company’s investors’ website at: www.microfocus.com/en-us/investors

In accordance with Listing Rule 9.6.1, the 2021 Annual Report, the AGM Notice and the Form of Proxy have been submitted to the National Storage Mechanism and will be available shortly at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

In accordance with DTR 6.3.5 R, the information set out in the Appendix to this announcement is extracted in full unedited text from the 2021 Annual Report and should be read in conjunction with the Company's Results Announcement issued on 8 February 2022, which can be found at www.microfocus.com/en-us/investors and which included a condensed set of the Company's consolidated financial statements, information on important events which occurred during the year and their impact on the financial statements. Together, these constitute the material required to be communicated to the media in full unedited text through a Regulatory Information Service. This material is not a substitute for reading the 2021 Annual Report in full.

ENDS

Enquiries:
Micro Focus                                                         Tel: +44 (0)1635 32646
Stephen Murdoch, CEO
                   Investors@microfocus.com
Matt Ashley, CFO
Ben Donnelly, Head of Investor relations

Brunswick                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

LEI: 213800F8E4X648142844

APPENDIX

Page and note numbers in this Appendix refer to the 2021 Annual Report.
1.
Principal risks and uncertainties

The following information has been reproduced from pages 64 to 73 of the 2021 Annual Report:

Principal risks and uncertainties

In common with all businesses, the Group could be affected by risks and uncertainties that may have a material adverse effect on its business operations and achieving its strategic objectives including its business model, future performance, solvency, liquidity and/or reputation. This includes any new, emerging or continuing direct or indirect risks posed by COVID-19. These risks could cause actual results to differ materially from forecasts or historic results. Accepting that risk is an inherent part of doing business, the board is mindful of the interdependencies of some risks. Where possible, the Group seeks to mitigate risks through its RMF, internal controls and insurance, but this can only provide reasonable assurance and not absolute assurance against material losses. In particular, insurance policies may not fully cover all of the consequences of any event, including damage to persons or property, business interruptions, failure of counterparties to conform to the terms of an agreement or other liabilities. The following are the principal risks and uncertainties, potential impacts and mitigations that are relevant to the Group as a provider of software products and associated services at this time. They do not comprise all of the risks associated with the Group and are not set out in priority order. Additional risks not presently known to management, or currently deemed to be less material, may also have an adverse effect on the Group.

The net risk movement from the prior period for each principal risk has been assessed and presented in the tables below:

Products
Risk Trend:	No change	Link to strategy: Transition to a product group operating model, Continued focus on installed base	Risk Category: Marketplace
Principal risk description
To remain successful, the Group must ensure that its products continue to meet the requirements of customers and investment must be effectively balanced between growth and mature products. Investment in research and innovation in product development is essential to meet customer and partner requirements in order to maximise customer value, revenues and corporate performance. The Group has a large number of products, at differing stages of their life cycle. The extent of investment in each product set needs to be managed and prioritised considering the expected future prospects and market demand.

Potential impact
If products do not meet the requirements of customers, they will seek alternative solutions, resulting in the loss of existing maintenance and new revenue opportunities and the cancellation of existing contracts. Insufficient focus on key research and development projects may damage the long-term growth prospects of the Group. The Group’s business and reputation may be harmed by innovation that falls behind competitors, or by errors or defects in its products.

How we manage it
As set out in Our strategy on pages 12 to 15, a strategic priority for the Group is the transition to a product group operating model.

The Group continues to take a more definitive approach to delivering Subscription and SaaS-based offerings and to accelerate the transition to these models where appropriate within the Group’s portfolios. The transition is being managed over multiple financial periods with initial focus on products where this model is the emerging or de-facto market standard. The Group continues to invest in Security and Big Data. The priorities remain delivering new innovation in response to rapidly changing market opportunities, expanded cloud and cross-industry use case support and further modernising our portfolio to address new SaaS and subscription requirements.

As set out on pages 18 to 25 (Our markets) the Group aligns resources and develops propositions across four main outcomes for its customers: Accelerate application delivery; Simplify IT transformation; Strengthen cyber resilience; and Analyse data in time to act. The Micro Focus Product Portfolio consists of five product groups with more than 300 product lines, as set out on pages 29 (Our business model), which are uniquely positioned to help customers address digital transformation, run and transform their business and maximise existing software investments. Continued evolution of product strategy occurs as part of the annual product planning process, where senior leaders from across the business determine appropriate product sales, marketing and investment strategies to best align to the market opportunities. More details on the business model can be found on pages 26 to 31.

Sales/Go-To-Market ("GTM") Models
Risk Trend:	No change	Link to strategy: Transition to a product group operating model, Continued focus on installed base	Risk Category: Marketplace
Principal risk description
For the Group to succeed in meeting sales revenue and growth targets, it requires successful GTM models across the full Product Portfolio, with effective strategies and plans to exploit all routes to market, including direct and channel/partner led sales. In addition, the Group must focus the sales force on targeted customer segments and ensure appropriate responses to the market dynamics related to changes in customer buying behaviours. Effective GTM models may be more successful if accompanied by compelling Micro Focus brand awareness programmes. The Group is dependent upon the effectiveness of its sales force and distribution channels to drive Licence and Maintenance sales and a reference-based selling model.

Potential impact
Poor design and/or execution of GTM plans may limit the success of the Group by targeting the wrong customers through the wrong channels and positioning the wrong product or solution offerings, reducing the value that customers receive from Micro Focus.

How we manage it
As set out in Our strategy on pages 12 to 15, a strategic priority for the Group is a continued focus on our installed base. The Group has made good progress in restructuring its Go-to-Market approach such that it executes more consistently globally and can align the resources of the Company better end-to-end to support execution. The Group has now transitioned the organisation from three very distinct geographically based approaches to one consistent global approach.

Across the five product categories that the Group reports against, the Group has great depth of capability and experience to help its customers address some of the most complex challenges they face. To best enable the Group’s customers and exploit this capability, the Group continues to align resources and developing compelling propositions across four customer outcomes – Accelerate application delivery; Simplify IT transformation; Strengthen cyber resilience; and Analyse data in time to act.

The Group has invested additional resources to support the sales workforce in virtual selling and customer engagement. Sales enablement and execution has received considerable attention and improvement measures have focused on improving consistency of approach and simplifying the organisational structure to support more effective and efficient decision making, greater accountability and a holistic approach to customer success. This has been achieved through the further removal of unnecessary global structures and management layers, and the introduction of a single global sales methodology based on value-driven outcomes.

Industry events, such as Micro Focus Universe, continue to be delivered remotely, helping showcase the Group’s Product Portfolio and strengthening customer, partner and industry relationships. Additionally, the Group coordinates a programme of subject matter expert led media engagement on industry innovation and emerging industry trends, targeted mainly around social and web media, that serve to further increase brand awareness.

Competition
Risk Trend:	No change	Link to strategy: Transition to a product group operating model, Continued focus on installed base	Risk Category: Marketplace
Principal risk description
Comprehensive information about the markets in which Micro Focus operates is required for the Group to assess competitive risks effectively and to perform successfully. The Group operates in a number of competitive markets and success in those markets depends on a variety of factors.

Potential impact
Failure to understand the competitive landscape adequately and thereby identify where competitive threats exist may damage the successful sales of the Group’s products. If the Group is not able to compete effectively against its competitors, it is likely to lose customers and suffer a decrease in sales, which may result in lost market share and weaker financial performance.

How we manage it
Group product plans contain an analysis of both traditional and emerging competitive threats and subscriptions to industry analyst firms are leveraged to better understand market dynamics and competitor strategies. In addition, customer surveys and customer advisory boards are used to validate product direction – both standalone and in the context of competitors. Micro Focus continues to monitor and review intelligence on market threats to focus on offering best in class service to customers. Marketing and product teams monitor a variety of metrics (such as NPS, including competitive benchmark) to analyse customer satisfaction relative to industry benchmarks.

.

Employees and Culture
Risk Trend:	Increased net risk exposure	Link to strategy: Transition to a product group operating model, Utilise the enterprise-wide platform to create an agile and lean organisation	Risk Category: Infrastructure
Principal risk description
The recruitment and retention of highly skilled and motivated employees at all levels of the Group is critical to the success and future growth of the Group in all countries in which it operates. Employees require clear business objectives and a well communicated vision and set of values for the Group to achieve high levels of employee engagement and a common sense of corporate purpose among the workforce. There is a significant increase in attrition in the marketplace, with the rise of flexible working arrangements, changing employee/candidate work-life priorities, combined with industry-wide changes in the nature of the hiring market which has increased the risk across all competencies of attracting and retaining talent.

Potential impact
Failure to attract, develop and retain skill sets, particularly in sales and research & development, may hinder the Group’s sales and development plans. Talent market conditions could lead to further attrition and result in difficulties in meeting talent demands. Weak employee engagement, organisational alignment and inadequate incentivisation may lead to poor performance and instability. It could also have an adverse impact on the realisation of transformation aims and strategic plans.

How we manage it
As noted in the Chief Executive’s Strategic review on pages 08 to 11, the Group is developing new hybrid working models aimed at addressing the challenges and opportunities of developing a global team that is characterised by increased mobility, flexibility and heightened levels of attrition. In response to the changing environment, the Group has increased its investment in talent sourcing & acquisition dedicated resources and strategies including focus on ensuring ease of accessing and engaging with potential candidates through expanded use of on-line tools, employee referrals and greater use of third party specialists. It has also increased its focus on internal movement of the Group’s existing workforce into new roles which provides both career opportunities and retention of skills as well as the ability to close open positions faster than may be possible in the current market conditions. The Group continues to actively calibrate its value proposition to potential and existing team members in line with market trends and benchmark remuneration packages to stay competitive.

Developing the most appropriate culture, aligned to driving productive management behaviours focused on delivering business priorities, is critical. The Group continues to operate a flexible working environment whereby up to 90% of the workforce continue to work remotely. Productivity tools and wellbeing programmes continue to be utilised to support effective home working and employee connectedness. Training was rolled out across the Group for managers, with a particular focus on employee support and wellbeing. Further details of the actions taken by the Group to support its employees are provided in Our impact section on pages 35 to 37.

The Group has statements, policies and programmes in place, including diversity and inclusiveness, to help ensure that it is able to attract and retain employees of a high calibre with the required skills. These include Employee Resource Groups, our Micro Focus INSPIRE Programme, training, career development and long-term financial incentives. Succession plans have been developed and are in place for key leadership positions across the Group. In the period, the Group also took significant action to develop its management capability both internally, by training and promotions, and through external hires. Regular communications during the period focused on keeping the workforce updated on business objectives, progress against the strategic plan and the Group’s overall response to COVID-19 and the future of work.

Cyber security
Risk Trend:	No change	Link to strategy: Utilise the enterprise-wide platform to create an agile and lean organisation	Risk Category: Infrastructure
Principal risk description
There could be a data security breach (Micro Focus data or customer data) involving personal, commercial or product data, either directly from Micro Focus or a third party. This could occur as a result of a malicious or criminal act, or an inadvertent system error.

Potential impact Data loss, which could harm client and customer relationships, compliance and/or perception of the effectiveness of the Group’s products.
How we manage it
The Group works continually to counter the risk posed by the current and emerging cyber security threat landscape. In the period our resilience has improved through improved mobile device management and increased use of two-factor authentication. The cyber team manages the security of the Group’s data, technology and training programme to protect the performance, security and availability of the Group’s IT systems. Group-wide cyber policies and processes are in place. Cyber security testing in critical areas of the business is on-going. Group-specific vulnerabilities are reviewed and continually managed and incident response processes remain in place. The Group utilises monitoring tools to identify unusual activity. Cyber security training is available for new hires and awareness material is available on the intranet for all employees. The cyber team works closely with the UK National Cyber Security Centre (“NCSC”) and the US Cybersecurity and Infrastructure Security Agency (“CISA”). The Group’s threat posture, including in response to COVID-19, is continually reviewed and managed.

IT Systems and Information
Risk Trend:	Reduced net risk exposure	Link to strategy: Utilise the enterprise-wide platform to create an agile and lean organisation	Risk Category: Infrastructure
Principal risk description
The Group’s operations, as with most businesses, are dependent on maintaining and protecting the integrity and security of the IT systems and management of information. The Group now operates on a single enterprise platform for its core business processes. The achievement of this milestone has decreased the net risk exposure and set the platform for further operational simplification and decommissioning.

Potential impact
Disruption to the IT systems could adversely affect business and Group operations in a variety of ways, which may result in an adverse impact on business operations, revenues, customer relations, supplier relations, and reputational damage. Dependency on IT providers could have an adverse impact on revenue and compliance in the event that they cannot resume business operations.

How we manage it
As set out in the Chief Executive’s Strategic review on pages 08 to 11, in the period the Group successfully migrated its core business processes to the simplified enterprise platform. The work represented a significant milestone for the Group and delivery of the programme was supported by appropriate programme governance and change management practices. The enterprise platform has enabled us to increase our use of SaaS services, materially improved our resilience and provides the foundation for continued process simplification and decommissioning. In conjunction with the Product Group’s, we are continuing to modernise the labs and SaaS platforms as part of improving customer service and enabling our SaaS strategy.

The Group has in place appropriate business continuity and IT disaster recovery plans that have evolved to incorporate our increased SaaS adoption and include interlocks with SaaS software release schedules.

To maintain the required control environment the Group relies upon automated, semi-automated and manual controls together with a combination of preventative and detective controls. The IT control environment continues to be improved as part of the implementation of controls to meet Sarbanes-Oxley Act 2002 (“SOX”) compliance, as set out on pages 87 to 88.

Business Strategy and Change Management
Risk Trend:	No change	Link to strategy: Transition to a product group operating model, Continued focus on installed base, Utilise the enterprise-wide platform to create an agile and lean organisation	Risk Category: Marketplace
Principal risk description
The Group is engaged in a number of major change projects, including acquisitions and divestments, to shape and grow the business by strengthening the portfolio of products and capabilities and IT projects to standardise systems and processes.
The Group is also executing a series of operational transformation initiatives. These projects expose the Group to significant transformation risks. The Group’s strategy may involve the making of further acquisitions or divestments to protect or enhance its competitive position and failure to identify, manage, complete and integrate acquisitions, divestments and other significant transactions successfully could have a material adverse effect on the Group’s business.

Potential impact
Failure to successfully analyse, execute and coordinate the implementation and delivery of the core systems and associated business processes with the various integration, divestment and transformation programmes may result in the disruption of the on-going business without delivering the anticipated strategic and operational benefits of such transactions and/or initiatives. In addition, this may affect the ability to execute strategic plans for growth.

How we manage it
As detailed in Our strategy on pages 12 to 15, the Group is focused around three strategic priorities. These are transitioning to a product group operating model, continued focus on the Group’s installed base and utilising the enterprise-wide platform to create an agile and lean organisation. These Group wide priorities are being pursued concurrently, through both Business-as-usual (“BAU”) activities and transformation initiatives. In the period, resources have been aligned to better govern and deliver the on-going change, with new structures in place to manage dependencies, prioritise initiatives and reduce the impact on BAU.

The Group continues to execute multiple programmes to deliver on these aims. Programme risks and interdependencies are managed by utilising deep dives, cross-functional and cross-programme review sessions and a cadence of regular risk reviews, to ensure that execution of the various programmes is successfully aligned to minimise disruption to BAU. The Group continues to utilise governance structures to manage change for the business in a structured manner and these governance structures are adjusted where necessary to meet the changing needs of the business.

As noted within the ‘IT systems and information’ risk on page 68, the Group has successfully migrated its core business processes to the simplified enterprise platform. Throughout the programme, an independent programme assurance view was regularly provided to the board by a specialist third party, together with senior management. This transition sets a solid base for improved execution and continued process simplification across the business.

Legal and Regulatory Compliance
Risk Trend:	No change	Link to strategy: Utilise the enterprise-wide platform to create an agile and lean organisation	Risk Category: Reputational
Principal risk description
The Group operates across a number of jurisdictions and two regulated exchanges. Compliance with national and regional laws and regulations, including those that relate to ESG matters, such as the Task Force on Climate-Related Financial Disclosure (“TCFD”) requirements, is essential to successful business operations. The Group may be involved in legal and other proceedings from time to time, and as a result may face damage to its reputation or legal liability. The Group has entered into various acquisitions and disposals over recent years and may be subject to, or have the benefit of, certain residual representations, warranties, indemnities, covenants or other liabilities, obligations or rights. The Group has a variety of customer contracts in a variety of sectors, including Government clients. This Legal and regulatory compliance risk was increased in the prior period due to the COVID-19 restrictions in place across regions in which the Group operates and the heightened complexity this posed to securing personal and/or sensitive information, particularly in work-from-home settings. This level of risk has continued to apply during the period.

Potential impact
Failure to comply could result in civil or criminal sanctions (including personal liability for directors), as well as possible claims, legal proceedings, fines, loss of revenue and reputational damage.

How we manage it
The Group has in place policies and procedures to mitigate these risks. The Group’s legal and corporate compliance team, including specialist external advisers as required, monitor and review compliance. During the period, the operational risk and compliance committee, which reports to the audit committee, continued to meet regularly to monitor cross-functional risk management and compliance activity. The Group is committed to ensuring on-going compliance with anti-bribery and corruption, data protection and market abuse and insider dealing laws and has in place a Code of Conduct with supporting training materials. Mandatory Code of Conduct online training is provided annually and during the year was completed by all employees. In addition, virtual anti-corruption and anti-fraud training was carried out widely across the regions in which the Group operates, with particular focus on higher risk territories.

The Group maintains processes and policies to ensure it is compliant with data protection requirements imposed by data protection and privacy laws, including GDPR. Data protection and privacy compliance is driven and monitored by the Group’s legal and corporate compliance team, supported by technical and other subject matter experts as required. Data protection compliance is built into the Group’s corporate-wide information security management system and is kept under review to ensure that required standards are met. The compliance environment is also strengthened by the implementation of SOX controls, as set out on pages 87 to 88.

The Group is committed to working towards incorporating the TCFD recommendations for the first time in our annual report for the year ended 31 October 2022, as set-out on pages 44 to 45.

Intellectual Property ("IP")
Risk Trend:	Increased net risk exposure	Link to strategy: Utilise the enterprise-wide platform to create an agile and lean organisation	Risk Category: Marketplace
Principal risk description
The Group is dependent on its IP and its rights to such IP may be challenged or infringed by others or otherwise prove insufficient to protect its business. The Group’s products and services depend in part on IP and technology licensed from third parties. Third party claims of IP infringement against the Group may disrupt its ability to sell its products and services. Defending and/or resolving such claims may cause the Group to incur substantial expense. The Group has increased its assessment of the risk in view of indications of increasing litigation activity from non-practicing patent entities.

Potential impact This IP risk could adversely affect the ability of the Group to compete in the market and/or affect the Group’s revenue and reputation.
How we manage it
There are procedures in place across the Group to ensure the appropriate development, protection and use of the Group’s brands and IP, including vigilance with respect to copyright and other IP infringement. These procedures are monitored by the Group’s IP panel and IP Legal team.
During the period, an additional review of the Group’s IP protection procedures was undertaken by the Group’s IP Legal team. The Group’s management of this risk includes membership of organisations designed to reduce the risk of patent infringement litigation.

Treasury
Risk Trend:	Reduced net risk exposure	Link to strategy: Utilise the enterprise-wide platform to create an agile and lean organisation	Risk Category: Financial
Principal risk description
The Group’s operational and financial flexibility may be restricted by its level of liquidity, indebtedness and covenants. Financing costs could increase or financing could cease to be available in the long-term. The Group may incur materially significant costs if it breaches its covenants under its banking arrangements.

The Group targets a net debt to Adjusted EBITDA ratio of three times in the medium-term and may require additional debt funding in order to execute its strategy. The Group is exposed to interest rate risk related to its variable rate indebtedness, which could cause its indebtedness service obligations to increase significantly.

The Group operates across a number of jurisdictions and so is exposed to currency fluctuations.

Potential impact
Insufficient access to funding could limit the Group’s ability to achieve its desired capital structure or to complete acquisitions. An increase in interest rates could have a significant impact on business results.
The relative values of currencies can fluctuate and may have a significant impact on business results.

How we manage it
The Group has significant committed financing facilities in place, the earliest of which matures in June 2024. The Group closely monitors its liquidity and funding requirements to ensure it maintains sufficient headroom to meet its operational requirements. The Group seeks to maintain strong relationships with its key banking partners and lenders, proactively monitors the loan market and will opportunistically enter the loan market to refinance portions of the Group’s debt. The Group also has strong engagement with the providers of equity capital, which represents an alternative source of capital.

The Group holds interest rate swaps to hedge against the cash flow risk in the LIBOR rate charged on $2,250m of total borrowings for the period to 30 September 2022. Under the terms of the interest rate swaps, the Group pays a fixed rate of 1.94% and receives one month USD LIBOR. In addition, the Group has transacted interest rate swaps to hedge the cash flow risk on 1m Term SOFR related to its newly issued $750m debt. The SOFR swaps have an effective date of 21 September 2022 and a maturity date of 28 February 2027 fixing SOFR at 1.656%. The Group continually reviews the currency mix of its borrowings and the projected forward curves associated with the benchmark rates of its debt to assess market risk.

Monitoring policies and procedures are in place to reduce the risk of any covenant breaches under the Group’s banking arrangements. At 31 October 2021, $nil of the $350m Revolving Facility was drawn. As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and $nil of the Revolving Facility was drawn at 31 October 2021, no covenant test is applicable. This facility was amended post year end, reducing the size to $250m, increasing the leverage covenant to 5x and increasing the amount of the facility able to be drawn when above the covenant threshold to 40%. The increased leverage covenant gives the Group greater flexibility in accessing the Revolving Facility.

Currency fluctuations are monitored by the treasury risk committee on an on-going basis. Key currency exposures are detailed on page 202. Changes in foreign exchange rates are monitored, exposures regularly reviewed and actions taken to reduce exposures where necessary. The Group provides extensive constant currency reporting to enable investors to better understand the underlying business performance.

Tax
Risk Trend:	Reduced net risk exposure	Link to strategy: Utilise the enterprise-wide platform to create an agile and lean organisation	Risk Category: Financial
Principal risk description
The tax treatment of the Group’s operations is subject to the risk of challenge by tax authorities in all territories in which it operates. Cross-border transactions may be challenged under tax and transfer pricing rules and initiatives targeting multinationals’ tax arrangements.

International tax rules continue to develop at each of the OECD, EU and national levels and the pace of change is expected to increase in the short-term, in particular as a result of recent announcements in the US and at the OECD level. The impact of COVID-19 is also expected to drive further changes in approaches taken by individual country tax authorities. Future changes to tax laws could adversely affect the Group across the territories in which it operates.

As a result of the HPE Software merger, the Group may be required under the Tax Matters Agreement entered into with HPE (the “TMA”) to indemnify HPE, if actions undertaken by the Group affect the tax treatment of the separation of the HPE Software business from HPE.

Potential impact
Tax liabilities in the territories in which the Group operates could increase as a result of either challenges of existing positions by tax authorities or future changes in tax law. Specifically, given the substantial operations in the US any changes in tax policy in the US could have a significant impact on the Group. Furthermore, if the Group is required to make indemnification payments to HPE under the TMA, these could be substantial.

How we manage it
Tax laws, regulations and interpretations are kept under on-going review by the Group, with input from external advisors where appropriate. The Group also reviews its operations, including the structuring of intra-group arrangements, on a periodic basis to ensure that all relevant laws are complied with and that risks are identified and mitigated appropriately.

External professional advice is obtained ahead of significant transactions or structuring activity, and to support positions taken in financial statements and local tax returns where there is significant uncertainty or risk of challenge.

The risk that any actions taken by the Group going forwards have an impact on the tax treatment of the HPE transaction and the potential indemnification under the TMA is now considered to be very low.

Macro-Economic Environment and pandemics
Risk Trend:	No change	Link to strategy: Transition to a product group operating model, Continued focus on installed base, Utilise the enterprise-wide platform to create an agile and lean organisation	Risk Category: Marketplace
Principal risk description
The Group’s businesses may be subject to inherent risks arising from the general and sector specific economic, public health and political conditions, including as a result of any pandemics or natural disasters, in one or more of the markets in which the Group operates. This is heightened by the fact the Group sells and distributes its software products globally. Exposure to political developments in the United Kingdom, United States or other jurisdictions in which the Group operates could have an adverse effect on the Group. Further deterioration of the macro environment could result in more conservatism and longer decision making cycles within the Group’s customer base.

Potential impact Adverse economic conditions could affect sales, and other external economic or political matters, such as price controls, could affect the business and revenues.
How we manage it
The spread of jurisdictions allows the Group to be flexible to adapt to changing localised market risks, including navigating the continuing effects of COVID-19 and its variants across different geographies.

The Group is cognisant of inflationary pressures and incorporates these considerations into organisational planning activities. The effects of changes in interest rates or foreign exchange rates across regions in which the Group operates are actively monitored through the treasury risk committee. Further details on the management of these factors are noted in the Treasury risk on page 70.

The Group has business continuity plans and crisis management procedures in place in the event of political events, pandemics or natural disasters.

COVID-19
Risk Trend:	No change	Link to strategy: Utilise the enterprise-wide platform to create an agile and lean organisation	Risk Category: Marketplace
Principal risk description
The Group, like all businesses continues to navigate through a period of disruption, as it has responded to the practical and macro-economic impacts of COVID-19. COVID-19 still presents fast moving, and in some areas unpredictable, direct and indirect risks to the Group’s businesses. The Group may be subject to inherent risks arising from the continuation of the on-going COVID-19 pandemic, including the emergence of virus variants.

Potential impact Adverse economic conditions arising as a result of the continuation of the COVID-19 pandemic could affect sales performance and business operations.
How we manage it
The Group continues to maintain its key COVID-19 decision making structures, including the COVID-19 steering committee and COVID-19 Operational Response Team. The status of key COVID-19 operational risks is monitored in real time through reporting provided daily to the COVID-19 Operational Response Team on indicators such as rates of infection, illness and facility occupancy levels.

The Group continues to closely monitor the status of the COVID-19 pandemic, including the emergence of variants, and continues to follow all local government laws in the regions in which it operates.

Internal Controls over Financial Reporting
Risk Trend:	No Change	Link to strategy: Utilise the enterprise-wide platform to create an agile and lean organisation	Risk Category: Financial
Principal risk description
Internal controls over financial reporting may not prevent or detect an error, fraud, financial misstatement or other financial loss, leading to a material misstatement in the Group’s financial statements.

Potential impact
Failure to discover and address any material weaknesses or deficiencies in the Group’s internal controls over financial reporting could result in material misstatement in the Group’s financial statements and impair the Group’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Based on the assessment as at 31 October 2021, management identified a material weakness in the Group’s internal controls over financial reporting where there was insufficient time to allow ITGC’s and related business controls to operate effectively by 31 October 2021 following the implementation of the new enterprise-wide application platform in July, which included new business controls and IT ITGC’s. Please refer to the FY21 annual report on SOX compliance as set out on pages 87 to 88 for further details. Although the Group continues to implement measures to address and remediate this material weakness, failure to do so, and the risk that other deficiencies may be identified, could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Group’s financial statements and could have a material adverse effect on the Group’s business, financial condition, results of operation and prospects.

How we manage it
The Group has a cross-functional SOX steering group chaired by the CFO, reporting to the audit committee to implement, review and monitor SOX compliant internal controls and any required remediation. Further details of the Group’s SOX compliance programme and FY21 annual report on SOX compliance are set out on pages 87 to 88.

Forward-looking statements

Certain statements contained in this Annual Report and Accounts, including those in the sections entitled Non-executive Chairman's statement. Chief Executive's Strategic review, Chief Financial Officer's report, Directors' report, Corporate governance report and Directors' Remuneration report, constitute "forward-looking statements", including, without limitation, those regarding the Company's financial condition, business strategy, plans and objectives. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", will", "could", "plans" or "should" or, in each case, their negative or other variations or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. Such risks, uncertainties and other factors include, among others: the level of expenditure committed to development and deployment applications by organisations; the level of deployment-related revenue expected by the Company; the degree to which organisations adopt web-enabled services; the rate at which large organisations mitigate applications from the mainframe environment the continued use and necessity of the mainframe for business critical applications; the degree of competition faced by Micro Focus: growth in the information technology services market; general economic and business conditions, particularly in the United States; changes in technology and competition: and the Company's ability to attract and retain qualified personnel. These forward-looking statements are made by the directors in good faith based on the information available to them at the time of their approval of this Annual Report. Except as required by law or regulation. the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

2.
Related Party Transactions

The following information has been reproduced from note 29 to the consolidated financial statements contained in the 2021 Annual Report:

29. Related party transactions
The Group's related parties are its subsidiary undertakings, key management personnel and post-employment benefit plans.

Subsidiaries
Transactions between the Company and its subsidiaries have been eliminated on consolidation.

Remuneration of key management personnel
The remuneration of key management personnel of the Group (which is defined as members of the executive committee including executive directors) is set out in note 28, “Employees and directors”. There are no loans between the Group and the key management personnel.

Transactions with other related parties
The following transactions occurred with other related parties:
-
Contributions made to pension plans by the Group on behalf of employees are set out in note 22, “Pension and other long-term benefit commitments”.
-
Sales and purchases of goods and services between related parties are not considered material.

3.    Directors' responsibility statement

The following information has been reproduced from page 131 of the 2021 Annual Report:

On behalf of the board of directors, we confirm that to the best of our knowledge:

-
the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
-
the Strategic report and the Directors' report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

            Stephen Murdoch                                  Matt Ashley
            Chief Executive Officer                          Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 25 February 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer